PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Annual General Meeting of Shareholders (“AGMS”) which was held on Thursday, 29 June 2006 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

1.

First Agenda:

a.

To approve the annual report of the Company for the financial year ended 31 December 2005;

b.

To ratify the financial statements of the Company for the financial year ended 31 December 2005;

c.

To approve the full release and discharge of the Board of Commissioners from its supervisory responsibilities and of the Board of Directors from its managerial responsibilities in relation to the Company, to the extent that their actions are reflected in the financial statements of the Company for the financial year ended 31 December 2005 and such actions do not conflict with or violate the prevailing laws and regulations.

2.

Second Agenda:

a.

To determine the allocation of net profit for the financial year ended 31 December 2005 with the following composition:

-

For reserve funds, 1% of the net profit which is equivalent to Rp 16.235 billion.

-

For dividend, an amount of Rp 149.32 per share

-

The remaining amount will be allocated for re-investment and working capital

The dividend will be paid in full on 8 August 2006 in the amount of Rp149.32 per share, while schedule of payment of dividend for the Government of the Republic of Indonesia will be determined by the Board of Directors in accordance with the prevailing laws and regulations.

In accordance to the prevailing capital market regulation, shareholders who are entitled to the dividend shall be those whose names are recorded in the Shareholders Register of the Company as of 25 July 2006 at 4.00 p.m West Indonesian Time.

b.

To authorize the Board of Directors of the Company with the right of substitution to effect the payment of dividends in accordance with the provisions above, subject to the requirements of the prevailing laws and regulations.

3.

Third Agenda:

To approve the total annual remuneration of the Company’s Board of Commissioners for the year 2006 effective since 1 January 2006 amounting to Rp17,000,000,000 and inclusive of honorarium, benefits, facilities and allowance for income tax which is to be paid by the Company, which is determined based on the composition of the Board of Commissioners during the AGMS.

The arrangement of the remuneration for the year 2006 for:

-

President Commissioner

: Rp 1,702,062,308

-

Commissioner

: Rp 1,567,163,715 (average amount)

The remuneration of the Commissioner may differ to take into account each Commissioner’s duties and responsibilities on committees of the Board of Commissioners.

All amount stated above are inclusive of tax

4.

Fourth Agenda:

a.

To approve the appointment of Public Accounting Firm Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global as the Company’s Independent Auditor to audit the Company’s financial statements for the year 2006 as proposed by the Board of Commissioners and the delegation of authority to the Board of Commissioners to determine the terms and conditions of such appointment.

b.

To delegate the authority of the general meeting of shareholders to the Board of Commissioners to appoint a replacement to the Company’s Independent Auditor, including to determine the terms and conditions of the appointment if the appointed Independent Auditor cannot fulfill or implement its task for any reason whatsoever based on the prevailing rules and regulation.

Rules and Regulation of cash dividend are as follows:

1.

Cash dividend for the year ended 31 December 2005 of Rp149.32 per share will be paid to:

a.

Shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau (PT EDI Indonesia) as of 04.00 p.m. West Indonesian Time on 25 July  2006.

b.

Shareholders whose names registered as account holders in the custodian bank or securities company in PT Kustodian Sentral Efek Indonesia (PT KSEI) Collective Custody as of 04.00 p.m. West Indonesian Time on 25 July 2006.

2.

The basis for inclusion in the Company Shareholders Register or the Account Holder Register are all the shares trading on the Jakarta Stock Exchange and the Surabaya Stock Exchange for:

The Cash Dividend per Share for The Year 2005		Rp149.32 per share
Cum Dividend for	Regular and Negotiable Market	20 July 2006
	Cash Market	25 July 2006
Ex Dividend	Regular and Negotiable Market	21 July 2006
	Cash Market	26 July 2006
Recording Date of dividend		25 July 2005
Dividend payment date		8 August 2006

3.

Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Recording Date in the Shares Administration Bureau and PT KSEI, which is 25 July 2006, at 4.00 p.m. West Indonesian Time.

4.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk, by other local custodians authorized by The Bank of New York, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of 25 July 2006 at 4.00 p.m. West Indonesian Time, at the Shares Administration Bureau or at PT KSEI Collective Custody.

5.

Payment of cash dividend whose shares have not been electronically registered into the Collective Custody of PT KSEI will be made through “Surat Pemberitahuan Pembayaran Dividen” (SPPD) or “Dividend Payment Notice” and will be sent via mail to the Shareholders’ address as registered in the Company‘s Shareholders Register, and such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero) Tbk.

6.

For Shareholders other than in PT KSEI Collective Custody wishing to have their dividend payments transferred to their bank accounts shall submit a written request by 29 July 2006, at 4.00 p.m. West Indonesian Time and shall be addressed to the Company’s Shares Administration Bureau PT EDI Indonesia, Wisma SMR 10 floor, Jl. Yos Sudarso Kav.89, Jakarta 14350.Telp. (021) 651 5130, Fax. (021) 651 5131, email: bae@edi-indonesia.co.id

7.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

                                                                                           Jakarta, 3 July 2006

                                                                                                PT INDOSAT Tbk

                                                                                          The Board of Directors